101 South Queen Street Martinsburg, West Virginia 25401 125 Granville Square Suite 400 Morgantown, West Virginia 26501 501 Avery Street Parkersburg, West Virginia 26101	600 Quarrier Street Charleston, West Virginia 25301 Post Office Box 1386 Charleston, West Virginia 25325-1386 (304) 347-1100 www.bowlesrice.com	1217 Chapline Street Wheeling, West Virginia 26003 Southpointe Town Center 1800 Main Street, Suite 200 Canonsburg, Pennsylvania 15317 480 West Jubal Early Drive, Suite 130 Winchester, Virginia 22601

Sandra M. Murphy Telephone — (304) 347-1131 Facsimile — (304) 343-3058	October 30, 2019	E-Mail Address: smurphy@bowlesrice.com

Mr. Eric Envall United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	VIA ELECTRONIC MAIL AND EDGAR

Re:     First Community Bankshares, Inc.

Registration Statement on Form S-4

Filed October 15, 2019

File No. 333-234195

Dear Mr. Envall:

On behalf of First Community Bankshares, Inc. (the “Company”), and in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Registration Statement on Form S-4 filed with the Commission on October 15, 2019 (the “Registration Statement”) contained in your letter dated October 28, 2019 (the “Comment Letter”), we submit this letter containing the Company’s response to the Comment Letter. This letter and an amendment to the Registration Statement (“Amendment No. 1”) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are furnishing to the Staff supplementally a black-lined copy of Amendment No. 1 marked to show the changes made to the Registration Statement.

The response set forth in this letter is numbered to correspond to the numbered comment in the Staff’s letter. The responses are on behalf of the Company and Highlands Bankshares, Inc. (“Highlands”). For your convenience, we have set out the text of the comment from the Comment Letter followed by our response. Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

October 30, 2019

Form S-4 filed on October 15, 2019

General

1.

It does not appear that Highlands Bankshares satisfies the requirements of General Instruction C.1.a of Form S-4 and General Instruction 1.B.1 of Form S-4 which would allow you to incorporate certain required information by reference. Please advise us why Highlands Bankshares is eligible to incorporate by reference or revise your filing to include the required information in accordance with Item 17 of Form S-4.

RESPONSE: We agree that Highlands does not satisfy the requirements of General Instruction C.1.a of Form S-4 and General Instruction 1.B.1 of Form S-4 which would allow Highlands to incorporate certain required information of Highlands by reference. Amendment No. 1 includes the following information of Highlands required by Item 14 of Form S-4 in accordance with Item 17(a) of Form S-4:

●	Page 89 of Amendment No. 1 contains the information requested by Item 101 of Regulation S-K, description of business;
●	Page 90 of Amendment No. 1 contains the information requested by Item 102 of Regulation S-K, description of property;
●	Page 90 of Amendment No. 1 contains the information requested by Item 103 of Regulation S-K, legal proceedings;
●	Pages 27 and 90 of Amendment No. 1 contains the information requested by Item 201 of Regulation S-K, market price of and dividends on the common equity and related stockholder matters;
●

The financial statements meeting the requirements of Regulation S-X are included in the financial statements exhibits F-1 through F-62 of Amendment No. 1. The index to the financial statements is set forth on page 119 of Amendment No. 1.

●	Pages 91 through 108 of Amendment No. 1 contain the information requested by Item 303 of Regulation S-K, management’s discussion and analysis of financial condition and results of operations; and
●	Page 108 of Amendment No. 1 contains the information requested by Item 304 of Regulation S-K, changes in and disagreements with accountants on accounting and financial disclosure.

Items 301, 302 and 305 of Regulation S-K are inapplicable to Highlands as it is a smaller reporting company.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (304) 347-1131 or by email at smurphy@bowlesrice.com.

Very truly yours, /s/ Sandra M. Murphy Sandra M. Murphy

Enclosure